Exhibit 99.1

News Release

Suncor Energy reports second quarter 2026 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company’s Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow, and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (August 4, 2026) Suncor Energy (TSX: SU) (NYSE: SU)

Second Quarter Highlights

•	Matched quarterly record adjusted funds from operations of $5.3 billion and set all-time quarterly per share record of $4.52.
•	Generated $4.0 billion in free funds flow and set all-time quarterly per share record of $3.38, more than quadruple the prior year quarter.
•	Returned nearly $1.8 billion to shareholders, with over $1.0 billion in share repurchases and over $700 million in dividends.
•	Beginning in August 2026, Suncor plans to increase monthly share repurchases to $500 million from $350 million.
•	Second quarter upstream production of 761,000 bbls/d, and record first half upgrader utilization of 94%.
•	Record second quarter refining throughput of 471,000 bbls/d and record second quarter refined product sales of 655,000 bbls/d.

“Suncor delivered record quarterly free funds flow per share of $3.38 in the second quarter, demonstrating the progress we’ve made in improving the performance of our business and increasing shareholder value,” said Rich Kruger, President and Chief Executive Officer. “The quarter was led by the exemplary performance of our downstream business, delivering record quarterly adjusted funds from operations and record second quarter refining throughput and refined product sales, highlighting the strength of our integrated model and its ability to generate significant cash flow across a range of market conditions.”

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2026	2026	2025
Net earnings	3 732	2 100	1 134
Per common share(1) (dollars)	3.17	1.77	0.93
Adjusted operating earnings(2)	3 804	2 300	873
Per common share(1)(2) (dollars)	3.23	1.93	0.71
Adjusted funds from operations(2)	5 329	4 030	2 689
Per common share(1)(2) (dollars)	4.52	3.39	2.20
Cash flow provided by operating activities	5 655	2 435	2 919
Per common share(1) (dollars)	4.80	2.05	2.38
Capital expenditures excluding capitalized interest	1 310	1 076	1 649
Free funds flow(2)	3 980	2 913	981
Dividend per common share(1) (dollars)	0.60	0.60	0.57
Share repurchases per common share(3) (dollars)	0.89	0.69	0.61
Returns to shareholders(4)	1 756	1 537	1 447
Operating, selling and general expenses	3 419	3 778	3 163
Net debt(2)	4 481	6 842	7 673
Operating Highlights
Total upstream production (mbbls/d)	760.9	875.2	808.1
Refinery crude oil throughput (mbbls/d)	470.6	497.8	442.3
Refinery utilization(5) (%)	92	97	87
(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(4)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.
(5)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2026	2026	2025
Net earnings	3 732	2 100	1 134
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	132	139	(461)
Unrealized (gain) loss on risk management activities	(131)	92	68
One-time legislative change to benefits	63	—	—
Write-down of equity investments	—	—	136
Income tax expense (recovery) on adjusted operating earnings adjustments	8	(31)	(4)
Adjusted operating earnings(1)	3 804	2 300	873
(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.
•	Suncor’s adjusted operating earnings increased to $3.804 billion ($3.23 per common share) in the second quarter of 2026, compared to $873 million ($0.71 per common share) in the prior year quarter, primarily due to increased upstream price realizations and downstream margins, partially offset by a corresponding increase in tax and royalties expense.
•	Net earnings increased to $3.732 billion ($3.17 per common share) in the second quarter of 2026, compared to $1.134 billion ($0.93 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2026 and the prior year quarter were impacted by the items shown in the table above.
•	Adjusted funds from operations increased to $5.329 billion ($4.52 per common share) in the second quarter of 2026, compared to $2.689 billion ($2.20 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations benefitted from the strength of Suncor’s integrated operations in the current quarter, as the upstream captured the strong synthetic crude oil (SCO) premiums, while the downstream generated record adjusted funds from operations, despite the higher feedstock costs.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $5.655 billion ($4.80 per common share) in the second quarter of 2026, compared to $2.919 billion ($2.38 per common share) in the prior year quarter.
•	Free funds flow increased to $3.980 billion ($3.38 per common share), compared to $981 million ($0.80 per common share) in the prior year quarter, and was primarily influenced by the same factors impacting adjusted funds from operations as well as lower capital expenditures in the current quarter compared to the prior year quarter.
•	Operating, selling and general (OS&G) expenses were $3.419 billion in the second quarter of 2026, compared to $3.163 billion in the prior year quarter, with the increase primarily due to increased mining activity, in part due to the unprecedented combination of snow accumulation, rapid spring melt and major rainfall events in the current quarter and increased Oil Sands maintenance.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2026	2026	2025
Upstream
Total Oil Sands bitumen production	815.2	933.9	860.8
SCO and diesel production	510.0	550.8	468.0
Inter-asset transfers and consumption	(27.8)	(31.5)	(29.8)
Upgraded production – net SCO and diesel	482.2	519.3	438.2
Bitumen production	273.9	364.7	334.8
Inter-asset transfers	(66.0)	(85.2)	(24.6)
Non-upgraded bitumen production	207.9	279.5	310.2
Total Oil Sands production	690.1	798.8	748.4
Exploration and Production	70.8	76.4	59.7
Total upstream production	760.9	875.2	808.1
Upstream sales	782.1	872.1	812.8

Downstream
Refinery utilization(1) (%)	92	97	87
Refinery crude oil throughput	470.6	497.8	442.3
Refined product sales	654.8	680.9	600.5
•	Total Oil Sands bitumen production was 815,200 barrels per day (bbls/d) in the second quarter of 2026, compared to 860,800 bbls/d in the prior year quarter, with the decrease primarily due to the planned turnaround at Firebag, which was successfully completed ahead of schedule in the current quarter, partially offset by increased mining production despite an unprecedented combination of snow accumulation, rapid spring melt, and major rainfall events. Mining production in the prior year quarter was impacted by the Upgrader 1 coke drum replacement project and turnaround.
•	The company’s higher value net SCO production increased to 482,200 bbls/d with upgrader utilization of 93% in the second quarter of 2026, compared to 438,200 bbls/d and 86%, respectively, in the prior year quarter, primarily due to fewer maintenance activities in the current quarter.
•	Non-upgraded bitumen production decreased to 207,900 bbls/d in the second quarter of 2026, compared to 310,200 bbls/d in the prior year quarter, primarily due to increased upgrader availability and decreased bitumen production.
•	Exploration and Production (E&P) production increased to 70,800 bbls/d in the second quarter of 2026, compared to 59,700 bbls/d in the prior year quarter, and featured strong production at all assets.
•	Refinery crude oil throughput increased to a second quarter record of 470,600 bbls/d with refinery utilization(1) of 92% of the rerated nameplate capacity of 511,000 bbls/d. This compares to 442,300 bbls/d and 87% in the prior year quarter, primarily due to fewer maintenance activities in the current period. Refinery production increased to 503,400 bbls/d, compared to 464,600 bbls/d in the prior year quarter, as the company benefitted from a structural increase of intermediate feedstock through the secondary units.
•	Refined product sales increased to a second quarter record of 654,800 bbls/d, compared to 600,500 bbls/d in the prior year quarter, as Suncor continued to capitalize on global market opportunities, including record jet fuel sales, while also delivering more domestic volumes through high-value retail channels, leveraging Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Corporate and Strategy Updates

•	Share repurchases to be increased to $500 million per month. Beginning in August 2026, Suncor plans to increase monthly share repurchases to $500 million per month, from $350 million per month, projecting total 2026 share repurchases of $4.7 billion and marking the third monthly increase since December 2025.
•	New loyalty program partnership announced. Petro-Canada and WestJet announced the details of a new loyalty program partnership that is expected to give Petro-Canada customers more value, options and flexibility when fuelling and flying.

Corporate Guidance Updates

Suncor has updated its 2026 corporate guidance ranges, previously released on December 11, 2025:

•	Business Environment, Current Income Tax Expense and Royalties have been updated to reflect the current business environment as at August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow, net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	2 691	844	465	165	2 100	377	(277)	48	—	—	4 979	1 434
Adjustments for:
Depreciation, depletion and amortization	1 241	1 248	167	167	275	260	31	34	—	—	1 714	1 709
Accretion	129	124	20	16	4	4	—	—	—	—	153	144
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	132	(461)	—	—	132	(461)
Change in fair value of financial instruments and trading inventory	(173)	215	12	34	(70)	(62)	—	—	—	—	(231)	187
Loss (gain) on disposal of assets	5	—	—	—	(2)	—	(3)	—	—	—	—	—
Share-based compensation	(8)	7	(1)	1	(4)	4	(47)	(6)	—	—	(60)	6
Settlement of decommissioning and restoration liabilities	(108)	(86)	(11)	(11)	(13)	(15)	—	—	—	—	(132)	(112)
Other	42	47	—	—	9	47	41	100	—	—	92	194
Current income tax expense	—	—	—	—	—	—	—	—	(1 318)	(412)	(1 318)	(412)
Adjusted funds from (used in) operations	3 819	2 399	652	372	2 299	615	(123)	(285)	(1 318)	(412)	5 329	2 689
Change in non-cash working capital											326	230
Cash flow provided by operating activities											5 655	2 919

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	4 207	2 519	847	323	3 750	1 049	(999)	(167)	—	—	7 805	3 724
Adjustments for:
Depreciation, depletion and amortization	2 476	2 447	342	338	551	517	76	70	—	—	3 445	3 372
Accretion	259	248	39	32	8	7	—	—	—	—	306	287
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	271	(475)	—	—	271	(475)
Change in fair value of financial instruments and trading inventory	(32)	147	4	28	(14)	(45)	—	—	—	—	(42)	130
Loss (gain) on disposal of assets	5	—	—	—	(8)	—	(10)	—	—	—	(13)	—
Share-based compensation	(42)	(79)	(3)	(5)	(18)	(36)	(117)	(177)	—	—	(180)	(297)
Settlement of decommissioning and restoration liabilities	(248)	(165)	(16)	(14)	(26)	(27)	—	—	—	—	(290)	(206)
Other	88	92	1	—	37	52	26	115	—	—	152	259
Current income tax expense	—	—	—	—	—	—	—	—	(2 095)	(1 060)	(2 095)	(1 060)
Adjusted funds from (used in) operations	6 713	5 209	1 214	702	4 280	1 517	(753)	(634)	(2 095)	(1 060)	9 359	5 734
Change in non-cash working capital											(1 269)	(659)
Cash flow provided by operating activities											8 090	5 075

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	3 819	2 399	652	372	2 299	615	(123)	(285)	(1 318)	(412)	5 329	2 689
Capital expenditures including capitalized interest	(914)	(1 109)	(126)	(229)	(300)	(362)	(9)	(8)	—	—	(1 349)	(1 708)
Free funds flow (deficit)	2 905	1 290	526	143	1 999	253	(132)	(293)	(1 318)	(412)	3 980	981

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	6 713	5 209	1 214	702	4 280	1 517	(753)	(634)	(2 095)	(1 060)	9 359	5 734
Capital expenditures including capitalized interest	(1 660)	(1 858)	(254)	(438)	(532)	(542)	(20)	(15)	—	—	(2 466)	(2 853)
Free funds flow (deficit)	5 053	3 351	960	264	3 748	975	(773)	(649)	(2 095)	(1 060)	6 893	2 881

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	656	973
Long-term debt	9 197	9 014
Total debt	9 853	9 987
Less: Cash and cash equivalents	5 372	3 650
Net debt	4 481	6 337
Shareholders’ equity	48 163	45 124
Total debt plus shareholders’ equity	58 016	55 111
Total debt to total debt plus shareholders’ equity (%)	17.0	18.1
Net debt to net debt plus shareholders’ equity (%)	8.5	12.3

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom; Suncor’s belief that Petro-Canada’s new loyalty program partnership with WestJet will give Petro-Canada customers more value, options and flexibility when fueling and flying; and Suncor’s projection of $4.7 billion of share repurchases in 2026. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, Form 40-F, Suncor’s Report to Shareholders for the Second Quarter of 2026 dated August 4, 2026, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s second quarter 2026 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor’s profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor’s second quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

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